UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 3

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 0-51695

CROSSHAIR EXPLORATION & MINING CORP.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 1240, 1140 West Pender Street, Vancouver, B.C. Canada V6E 4G1

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 37,610,540

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.):    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐    Accelerated filer  ☐    Non-accelerated filer  ☒

Indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☒    Item 18  ☐

Index to Exhibits on Page 1

ITEM 19. EXHIBITS

1.1*	Certificate of Incorporation dated September 2, 1966.

1.2*	Memorandum dated August 31, 1966.

1.3*	Certificate of Conversion to Public Company dated February 20, 1967

1.4*	Certificate of Name Change from Shasta Mines & Oil Ltd. (NPL) to International Shasta Resources Ltd dated February 4, 1975.

1.5*	Certificate of Name Change from International Shasta Resources Ltd. to Consolidated Shasta Resources Inc dated May 20, 1994.

1.6*	Certificate of Name Change from Consolidated Shasta Resources Inc. to Lima Gold Corporation dated November 23, 1994.

1.7*	Certificate of Name Change from Lima Gold Corporation to International Lima Resources Corp. dated September 21, 1999.

1.8*	Certificate of Name Change from International Lima Resources Corp. to Crosshair Exploration & Mining Corp. dated March 1, 2004.

1.9*	Transition Application and Notice of Articles transitioning from the former Company Act (British Columbia) to the Business Corporations Act (British Columbia) dated June 1, 2004.

1.10*	Notice of Alteration removing the Pre-Existing Company Provisions filed September 30, 2004.

1.11*	Notice of Alteration increasing the authorized share capital from 100,000,000 common shares to an unlimited number of common shares filed March 11, 2005.

1.12*	New Articles - 2004

2.1*	Specimen Common Share certificate.

2.2*	Sample of Warrant Terms and Conditions.

4.1*	Victoria Lake Property Agreement between Rubicon Minerals Corp. and Crosshair Exploration and Mining Corp. dated February 14, 2003. (This agreement is in relation to the South Golden Promise Property)

4.2*	1st Amended Agreement with Rubicon Minerals Corp. regarding Victoria Lake Property dated April 29, 2004. (This agreement relates to the South Golden Promise Property)

4.3*	2nd Amended Agreement with Rubicon Minerals Corp. regarding Victoria Lake Property dated November 16, 2004. (This agreement relates to the South Golden Promise Property)

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4.4*	Amended and Restated Moran Lake Agreement between Lewis Murphy and Crosshair Exploration & Mining Corp. dated March 1, 2005.

4.5*	Amended and Restated Cooperative Joint Venture Contract for Mining Exploration between Liaoning Non-Ferrous Geological Bureau Exploration Institute and Crosshair Exploration and Mining Corp. dated May 25, 2005.

4.7*	Loan Agreement between Wolverton Securities Ltd. and International Lima Resources Corp. dated August 19, 2003.

4.8*	Stock Option Plan dated December 8, 2004.

4.9*	Sample Stock Option Grant Agreement.

4.10*	Agency Agreement between Dundee Securities Corporation and Crosshair Exploration & Mining Corp. with respect to a private placement of 4,000,000 flow-through common shares at a price of $0.25 per flow-through share dated May 18, 2004.

4.11*	Agency Agreement between Pacific International Securities Inc. and Crosshair Exploration & Mining Corp. with respect to a private placement of 5,444,444 units at a price of $0.45 per unit, each unit consisting of one common share and one-half of one share purchase warrant, dated March 15, 2005.

4.12*	Agency Agreement between Pacific International Securities Inc. and Crosshair Exploration & Mining Corp. with respect to a private placement of to 4,000,000 flow-through units (“FT Units”) at a price of $1.00 per FT Unit and up to 7,500,000 non-flow-through units (“Common Share Units”) at a price of $0.80 per Common Share Unit, dated November 3, 2005.

4.13*	Subscription Agreement (CDN and Non-US subscribers) Sample.

4.14*	Subscription Agreement (Flow-through) Sample.

4.15*	Subscription Agreement (US) Sample.

4.16*	Consulting Agreement (Long Form) Sample.

4.17*	Consulting Agreement (Short Form) Sample.

4.18*	Employment Agreement with Mark J. Morabito dated May 1, 2006.

4.19*	Employment Agreement with Timothy Froude dated May 1, 2006.

4.20*	Employment Agreement with Yvonne Cole dated April 1, 2006.

4.21*	Employment Agreement with Gregory Davis dated April 1, 2006.

4.22*	Employment Agreement with Dean Nawata dated April 1, 2006.

4.23*	Golden Promise Property Agreement between Rubicon Minerals Corporation and Crosshair Exploration & Mining Corp., dated May 1, 2006.

10.1	Consent of Davidson & Company LLP.

10.2	Consent of Dale Matheson Carr Hilton Labonte, Chartered Accountants.

*	Previously filed.

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SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

CROSSHAIR EXPLORATION & MINING CORP.

/s/ MARK J. MORABITO
By:	Mark J. Morabito,
President and CEO

Date: September 13, 2006

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